August 7, 2023

United States Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Re: Notice of Disclosure filed in Securities Exchange Act Quarterly Report under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Exchange Act

Ladies and Gentlemen:

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that Santander Holdings USA, Inc. has made disclosure pursuant to those provisions in its Quarterly Report on Form 10-Q for the quarter ended June 30, 2023, which was submitted to the Securities and Exchange Commission on August 7, 2023.

Very truly yours,
/s/ Gerard A. Chamberlain
Name: Gerard A. Chamberlain

Title: Senior Deputy General Counsel and Executive Vice President